UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2017

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea North Industrial Park 3088900, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein.

Exhibit

99.1
Press release issued by the registrant on April 5, 2017 reporting the registrant Expects to Report Record First Quarter Revenue of Approximately $11.5 Million and Received Purchase Orders for Six Mazor X Systems

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant)

By:	/s/ Ori Hadomi
Name: Ori Hadomi
Title: Chief Executive Officer

Date: April 5, 2017